Exhibit 99. (I)


              BANCO LATINOAMERICANO DE EXPORTACIONES, S.A. (BLADEX)
                      APPOINTS NEW CHIEF OPERATING OFFICER


PANAMA CITY, REPUBLIC OF PANAMA, MARCH 4, 2002 - Banco Latinoamericano de Exportaciones, S.A. (BLADEX) (NYSE: BLX) today announced the appointment of Jaime Rivera as Chief Operating Officer, effective March 11, 2002.

Mr. Rivera, 48, joins BLADEX from Bank of America where he spent nearly 25 years in a commercial and investment banking career focusing on Latin America, with postings in the United States, Brazil, Argentina, Chile, Venezuela and Guatemala. His assignments afforded him direct responsibility for corporate and financial institutions business development, risk management, transaction structuring, country management and information technology.

In his latest position with Bank of America, Mr. Rivera led the institution's highly reputed Miami-based Financial Institutions team, focusing on expanding the scope of the traditional correspondent banking functions to include capital raising, advisory and electronic banking solutions to a client set that included the most important banks in more than 25 countries in the Latin American region. Prior to his assignment in Miami, Mr. Rivera was posted in New York as a Managing Director of the Latin America Corporate Finance team.

Jose Castaneda, Chief Executive Officer of BLADEX said, "After a long search to fill this unique opportunity at BLADEX, we are extremely pleased to have found an individual whose professional experience and skills so closely match the strategic long-term needs of this organization. Jaime Rivera has a demonstrated record of leadership, creativity, relationship-building skills and intimate familiarity with the region. His customer-focused orientation to the business we are engaged in, combined with his motivational skills, extensive product knowledge and personal integrity, will be important for BLADEX's future success."

Mr. Rivera commented: "I am extraordinarily pleased to be joining BLADEX, an institution with unquestionable expertise and commitment to supporting the growth of Latin America and its clients. The evolving financial services needs of banks and corporations operating in the region offer BLADEX a unique opportunity to further diversify and strengthen the quality and stability of its earnings, while adding significant shareholder value to its owners. I am looking forward to making a significant and immediate contribution to this effort."

Born and raised in Guatemala City, Mr. Rivera holds an M.B.A. degree from Cornell University and an M.S. from Northwestern University.

BLADEX, with approximately $5.9 billion in assets, is a specialized multinational bank established to finance trade in the Latin American and Caribbean region. Its shareholders include central banks from 23 countries in the region and 159 commercial banks (from the region, as well as outside the region) and private investors. Its mission is to channel funds for the development of Latin America and the Caribbean, and to provide integrated solutions for the promotion of the region's exports. BLADEX is listed on the New York Stock Exchange.

For further information, please access our Web site on the Internet at www.blx.com or call:

     Carlos Yap S.
     Vice President, Finance and Performance Management
     BANCO LATINOAMERICANO DE EXPORTACIONES S.A.
     Head Office
     Calle 50 y Aquilino de la Guardia
     Apartado 6-1497 El Dorado
     Panama City, Republic of Panama
     Tel No. (507) 210-8581
     Fax No. (507) 269 6333
     E-mail Internet address: cyap@blx.com
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Or
     William W. Galvin
     The Galvin Partnership
     67 Mason Street
     Greenwich, CT 06830
     U.S.A.
     Tel No. (203) 618-9800
     Fax No. (203) 618-1010
     E-mail Internet address: wwg@galvinpartners.com
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